Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

March 1, 2024

VIA EDGAR CORRESPONDENCE

Eileen M. Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 27, 2023 (the “Registration Statement”). The Registration Statement relates to the Roundhill S&P 500 0DTE Covered Call Strategy ETF and Roundhill N-100 0DTE Covered Call Strategy ETF (formerly Roundhill SPX 0DTE Covered Call Strategy ETF and Roundhill NDX 0DTE Covered Call Strategy ETF, respectively) (each, a “Fund” and together, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please confirm that the name and ticker symbol of the Funds will be updated on EDGAR.

Response to Comment 1

The Registrant so confirms.

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

This means that the Fund will exercise these contracts and will experience a gain equal to the difference between the strike price of the options contracts and the value of the S&P 500® Index.

Please consider adding disclosure that clarifies that trading in options is subject to transaction costs.

Response to Comment 2

Pursuant to the Staff’s comment, “Options Risk” has been revised to include the following disclosure:

Lastly, the trading of options is subject to transaction costs that may impact the Fund’s returns.

Comment 3 – Principal Risks

The Staff notes the following disclosure set forth in “0DTE Options Risk”:

Additionally, the Fund is a “synthetic” covered call strategy, meaning that it derives its long exposure to the N-100 Index from derivatives that utilize the N-100 Index as the reference asset. (emphasis added)

If accurate, please consider changing “derivatives” to “options.”

Response to Comment 3

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 4 – Principal Risks

Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return in light of changes to each Fund’s principal investment strategy regarding how it actually intends to derive its contemplated short and long investment exposure.

Response to Comment 4

The Registrant revised the order of the Funds’ risks in response to a prior Staff comment and believes that the current order of risks is responsive to the Staff’s comment and is compliant with the requirements of Form N-1A.

Comment 5 – Principal Risks

The Staff notes the following disclosure set forth in “Cash Transactions Risk”:

The Fund will effect a significant portion of its creations and redemptions for cash, rather than in-kind securities.

Please confirm the accuracy of this disclosure and confirm that all over disclosure throughout the Registration Statement is consistent therewith.

Response to Comment 5

Pursuant to the Staff’s comment, the Registrant confirms that the referenced disclosure is accurate. Due to the nature of each Fund’s holdings, creations and redemptions will almost always be effected for cash. However, there may be limited instances where in-kind securities do constitute a portion of a Fund’s creation and redemption basket. Accordingly, the Registrant believes that this disclosure, and all other disclosure referencing creation and redemptions in the Registration Statement, is accurate and compliant with the requirements of Form N-1A.

Comment 6 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that the disclosure set forth in the section entitled “Additional Information About the Fund’s Principal Investment Strategies” is largely repetitive of what is set forth in the section entitled “Principal Investment Strategies.” Please consider shortening or expanding upon the disclosure set forth in the Item 9 portion of the prospectus so that it is duplicative of the disclosure set forth in Item 4.

Response to Comment 6

Pursuant to the Staff’s comment, the section entitled “Additional Information About the Fund’s Principal Investment Strategies” has been significantly shortened, so as not to be duplicative, as set forth below:

Additional Information About the Fund’s Investment Strategies

As set forth in the section of the prospectus entitled “Principal Investment Strategies,” the Fund seeks to utilize 0DTE options to achieve its investment objective. The Fund may, on a non-principal basis, achieve the long and short exposure set forth above through the use of swap agreements or futures contracts.

To the extent that the OCC enacts new rules relating to 0DTE options that make it impracticable or impossible for the Fund to utilize 0DTE options to effectuate its investment strategy, it may instead utilize options with the shortest remaining maturity available or it may utilize swap agreements to provide the desired exposure.

The Fund is classified as “non-diversified” under the 1940 Act.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

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